UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._______)*

EFUTURE HOLDING INC.

(Name of Issuer)

Ordinary shares, par value $0.0756 per share

(Title of Class of Securities)

G29438101

(CUSIP Number)

Yanchun Yan

A1103, A1105, A1106-07, Building A, Chengjian Plaza

No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088

People’s Republic of China

Tel: +86 10 52937699

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

With a copy to

Barry H Genkin

Blank Rome LLP

One Logan Sq. 130 N 18th St

Philadelphia

PA 19103-6998

United States

December 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29438101	Page 2

1		Name of Reporting Person Yanchun Yan
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 714,772
	8	Shared Voting Power 0
	9	Sole Dispositive Power 714,772
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 714,772
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13		Percent of Class Represented By Amount In Row (11) 14.25%
14		Type of Reporting Person IN

CUSIP No. G29438101	Page 3

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0756 per share (the “Ordinary Shares”), of eFuture Holding Inc., a company incorporated under the laws of Cayman Islands (the “Issuer”).  The address of the Issuer’s principal executive office is A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing, 100088, People’s Republic of China. The Ordinary Shares are listed on NASDAQ Capital Market under the symbol “EFUT.”  This Statement is being filed on behalf of the Reporting Person (as defined below) to disclose his current direct or indirect beneficial ownership of the Ordinary Shares.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c), (f)	This Statement is being filed by Mr. Yanchun Yan (the “Reporting Person”).[1]

Mr. Yanchun Yan is the Chairman of the Issuer. His business address is A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Haidian District, Beijing 100088, People’s Republic of China. He is a citizen of People’s Republic of China.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________

1 The Reporting Person previously reported his ownership on Form 13G/A, filed on July 20, 2015.

CUSIP No. G29438101	Page 4

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person consummated the transaction in order to disposition of securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)–(b)	The following information with respect to the ownership of Ordinary Shares by each of the Reporting Persons as the date hereof:

Reporting Person	Amount beneficially owned:	Percentage of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Yanchun Yan	714,772	14.25%	714,772	0	714,772	0

CUSIP No. G29438101	Page 5

(c)	On December 1, 2015, Mr. Yanchun Yan sold 29,260 shares at US$12.24 per share.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares.

(e)	N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2016

Yanchun Yan
/s/ Yanchun Yan